

March 23, 2012

<u>Via E-mail</u>
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

> **Re: Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-25809**

Dear Dr. Hosseinion:

We issued an oral comment to you on the above captioned filing on February 23, 2012. As of the date of this letter, that comment remains outstanding and unresolved. We expect you to contact us by April 6, 2012 to provide a substantive response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by April 6, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Erin Wilson at (202) 551-6047 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director